March 21, 2025

E.A. (Ward) Sellers
General Counsel and Corporate Secretary
SHERRITT INTERNATIONAL Corp
Bay Adelaide Centre East Tower,
22 Adelaide St. West, Suite 4220,
Toronto, ON M5H 4E3

       Re: SHERRITT INTERNATIONAL Corp
           Application for Qualification of Indenture on Form T-3
           Filed March 7, 2025
           File No. 022-29121
Dear E.A. (Ward) Sellers:

     We have conducted a limited review of your application and have the following comments.

        Please respond to this letter by amending your application and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your application and the information you provide in response to this letter, we may have additional comments.

Application for Qualification of Indenture on Form T-3
Indenture Securities
8. Analysis of Indenture Provisions., page 16

1. Please provide with your next amendment the referenced analysis of the provisions of the Amended Notes Indenture.
Exhibit Index, page 17

2. With the next amendment, please file the omitted exhibits, including the Form of
       Indenture for the Amended Senior Secured Notes; the final court order; and the statement of eligibility and qualification of the trustee on Form T-6. March 21, 2025
Page 2
Signature, page 19

3. Pursuant to Form T-3, please provide attestations for all signatures. In addition, please use the precise signature language that the form specifies, including "and its seal to be hereunto affixed and attested...."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy Levenberg at 202-551-3707, Kevin Dougherty at 202-551-
3271, or Daniel Morris at 202-551-3314 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation